U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For  Period  Ended:  August  3,  1996
 [ ]Transition Report on Form 10-K
 [ ]Transition Report on Form 20-F
 [ ]Transition Report on Form 11-K
 [ ]Transition Report on Form 10-Q
 [ ]Transition Report on Form N-SAR

For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part 1 - Registration Information

Full Name of Registrant
Former Name if Applicable
         Best Products Co., Inc.
Address of Principal Office (Street and Number)
         1400 Best Plaza
City, State and Zip Code
         Richmond, Virginia 23227-1125

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         As previously announced, the Registrant is in the process of reviewing options available to it in view of its poor sales performance. Because of the significant effort being expended in this review and the significant impact of certain options on the Registrant, the Registrant requires additional time to prepare the Form 10-Q. The Registrant currently anticipates that the Form 10-Q will be filed on or before September 23, 1996.


Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

                   W. Edward Clingman, Jr.            (804) 261-2035
                             Name                    Telephone Number

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               See Attachment "A"

                             Best Products Co. Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 17, 1996            By: /s/ W. Edward Clingman, Jr.
                                        ---------------------------
                                        W. Edward Clingman, Jr.
                                        Senior Vice President, General Counsel

                                    By: /s/ Sharyn P. Hunt
                                        ---------------------------
                                        Sharyn P. Hunt
                                        Vice President and Controller





INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                 ATTACHMENT "A"


         Net sales for the thirteen weeks ended August 3, 1996 decreased 14.0% to $268.0 million compared to $311.8 million for the same period of fiscal 1995. Net sales for the twenty-six weeks ended August 3, 1996 decreased 8.0% to $537.8 million compared to $584.6 million for the same period of fiscal 1995. These results are primarily due to 16.1% and 11.6% decreases in same store sales for the quarter and fiscal year to date, respectively. The Company attributes most of the decrease in same store sales to a weaker promotional program and competitive market pressures.

         The Company's net loss for the thirteen weeks ended August 3, 1996 was $31.5 million or $1.01 per share compared to a net loss of $7.1 million or $.23 per share for fiscal 1995. The Company's net loss for the twenty-six weeks ended August 3, 1996 was $66.1 million or $2.11 per share compared to a net loss of $15.2 million or $.48 per share for fiscal 1995. The increased loss is attributed primarily to the decrease in same store sales, lower gross margin rates, and higher interest, depreciation and amortization during the first half of fiscal 1996 compared to the same period of fiscal 1995, and higher selling, general and administrative expenses in the first quarter of fiscal 1996 compared to the first quarter of fiscal 1995.